[redacted]

08006356

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference UM / BC
Date December 29, 2008

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following News Release:

- "Zurich to transfer its document management processes in Europe to Swiss Post" dated December 22, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Ulrich Marti
Corporate Legal Adviser

Enclosure

46674-03

News Release

RECEIVED
2008 DEC 30 A 11: 42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ZURICH®

Zurich to transfer its document management processes in Europe to Swiss Post

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, December 22, 2008 – Zurich Financial Services Group (Zurich) announced today that it has entered into a Master Service Agreement with Swiss Post. Zurich will transfer the document management processes of some of its European entities, including post, filing, indexing, scanning and archiving, to Swiss Post or its local subsidiaries. With this move, it will get access to innovative, state-of-the-art document management services tailored to the specific needs of a modern insurer operating across borders.

Countries in scope are the United Kingdom, Germany, Switzerland, Italy, Spain and Austria. In all these countries about 400,000 documents will be processed daily. The implementation is subject to the execution of additional local agreements. Zurich will take a phased implementation approach starting with the United Kingdom and Switzerland in the first quarter 2009. Implementation in the other countries is expected to be finalized by the end of 2012 in line with pre-existing agreements and related operational transformation plans. Employees working in the document management area will transfer to Swiss Post or its local subsidiaries respectively as each country goes live upon implementing the Master Service Agreement.

Claudia Dill, Chief Operating Officer Europe General Insurance, said: "The initiative is part of our operational transformation efforts to make Zurich an even leaner organization. Applying consistent state-of-the-art technologies across borders will streamline and speed up our internal processes which will help us to better serve our customers."

"We are delighted to partner Zurich in this exciting initiative. We look forward to working with Zurich as an internationally based organization and assisting them in achieving their goals and demonstrating our ability to

ZURICH®

deliver a market leading service in document lifecycle management by being able to manage physical and digital documents in a truly integrated process," said Frank Marthaler, Board Member at Swiss Post.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

For **broadcast-standard video** and/or **high resolution pictures** supporting this news release, please visit http://www.zurich.com/multimedia. If you are a first-time user, please take a moment to register. In case you have any questions, please email journalisthelp@thenewsmarket.com.

END